ADVANCED HUMAN IMAGING, INC.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

July 20, 2021

Megan Akst

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Human Imaging, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 25, 2021
CIK No. 0001815436

Dear Mr. Bosanac:

By letter dated July 8, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Advanced Human Imaging, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on June 25, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Draft Registration Statement on Form F-1 filed June 25, 2021

Summary Risk Factors, page 20

1.	We note your response to prior comment 3. Please revise to specify that the limitation of rights under the deposit agreement includes a jury trial waiver, exclusive forum provision, and mandatory arbitration provision.

Response: We have revised our summary risk factors and the corresponding risk factor to specify that the limitation of rights under the deposit agreement includes a jury trial waiver and exclusive forum provision. As noted below, the deposit agreement does not contain a mandatory arbitration provision and we have revised our disclosure to reflect same.

Risk Factors

“Your rights to pursue claims arising under the deposit agreement are limited by the terms of the deposit agreement.”, page 34

2.	We note your disclosure that the deposit agreement contains a right to require a claim be settled by arbitration. Please provide additional risk factor disclosure regarding how such a mandatory arbitration provision impacts shareholders. In addition, file the deposit agreement as an exhibit

Response: We have revised our disclosure to remove mention of the right to require a settlement by arbitration. The deposit agreement does not contain a right to require a claim be settled by arbitration. We have filed the deposit agreement as an Exhibit.

Capitalization and Indebtedness, page 40

3.	Please address the following as it relates to your pro forma capitalization disclosures:

●	Revise pro forma total liabilities to reconcile to the December 31, 2020 financial statements. In this regard, we note you have reduced total liabilities to account for interest assumed through May 31, 2021; however, it appears that this amount was not reflected in your December 31, 2020 financial statements.

●	Revise pro forma accumulated losses to reflect the effect of the assumed interest through May 31, 2021 that was not previously reflected in your December 31, 2020 financial statements.

Revise total shareholders’ equity to reflect the above changes

Response: We have revised our pro-forma capitalization disclosures to account for interest assumed through May 31, 2021 under pro-forma total liabilities and pro forma accumulated losses. We have also revised pro-forma issued capital.

Major Partnership Agreements, page 65

4.	We note your response to prior comment 8 that you have begun to generate revenue under several agreements. Please clarify whether any of the licensing agreements discussed provided a material portion of your revenue for the periods presented.

Response: The licensing agreements discussed do not and did not provide a material portion of the Company’s revenue for the periods presented (less than A$5,000 in each period).

Financial Statements - For the financial year ended 30 June 2020 Note 1. Summary of Significant Accounting Policies (g) Revenue and other income, page F-44

5.	Revise to disclose the nature of the services provided under the joint venture arrangement with Body Composition Technologies (“BCT”) and the related accounting for these services under IFRS 15.

Response: We have revised to disclose the nature of the services provided under the joint venture arrangement with BCT and the related accounting for these services under IFRS 15.

6.	We note that you recognized $500,000 of license fee revenue from BCT, disclosed as due in part from the completion of a $2 million funding round. Please tell us and revise to disclose the nature of these additional IP license fees and how you account for them. Ensure your response specifically addresses how the completion of a funding round results in additional license fee revenue and refer to the authoritative guidance you relied upon when determining your accounting.

Response: Our $500,000 of license fee revenue from BCT is revenue, and the accounting is unrelated to BCT’s funding round. The $500,000 relates to additional license fees paid by BCT to us under the terms of a shareholders’ and license agreement. These additional license fees are a variable or contingent consideration payable to us in addition to the $1,500,000 of license fees paid in the 2018 financial year, for a total license fee consideration of $2,000,000. If BCT was not successful in raising such capital to fund such additional license fee, it would not have been paid. Subsequent to the date of the June 30, 2020 Financial Statements, BCT was successful in raising such funds, and have we been paid accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Vlado Bosanac

Chief Executive Officer

Advanced Human Imaging, Inc.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

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